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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of termination of Registration under Section 12(g)
   of Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 or 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number: 2-30057

                            CANAL ELECTRIC COMPANY
             -----------------------------------------------------
            (Exact name of registrant as specified in its charter)

        800 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02199 (617) 424-2000
--------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               First Mortgage Bonds, Series B, 8.85%, due 2006*
            -------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
 ----------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(i)(i)    [_]            Rule 12h-3(b)(1)(ii)       [_]
          Rule 12g-4(a)(1)(ii)   [_]            Rule 12h-3(b)(2)(i)        [_]
          Rule 12g-4(a)(2)(i)    [_]            Rule 12h-3(b)(2)(ii)       [_]
          Rule 12g-4(a)(2)(ii)   [_]            Rule 15d-6                 [X]
          Rule 12h-3(b)(1)(i)    [_]

       Approximate number of holders of record as of the certification or notice date: 0

       Pursuant to the requirements of the Securities Exchange Act of 1934, Canal Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




DATE: April 14, 2000                     By: /s/ R.J. WEAFER, JR.
                                            --------------------------------
                                            Robert J. Weafer, Jr.
                                            Vice President, Controller
                                            and Chief Accounting Officer


*On December 30, 1998, Canal Electric Company, a wholesale electric generating company, sold its non-nuclear generating assets in response to electric industry restructuring legislation enacted in Massachusetts in November 1997. A portion of the proceeds from the sale was used to retire all of Canal Electric Company's long-term debt including the above-referenced series.